SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  Schedule 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (Amendment No. 2)

                             SPACEHAB, Incorporated
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                                (Name of Issuer)


                           Common Stock, no par value
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                         (Title of Class of Securities)


                                    846243103
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                                 (CUSIP Number)

                              Westech Capital Corp.
                           2700 Via Fortuna, Suite 400
                               Austin, Texas 78746
                Attention: President and Chief Operating Officer
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                October 28, 2004
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            (Dates of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(e), 13d-l(f) or 13d-l(g), check the following box. [ ]

                        (Continued on following pages)

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CUSIP No. 846243103                    13D

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        1.    Name of Reporting Persons
              I. R. S. Identification Nos. of Above Persons (entities only)

              Westech Capital Corp.
              13-3577716
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        2.    Check the Appropriate Box if a Member of a Group (See
              Instructions)                                               (a)[ ]
                                                                          (b)[ ]
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        3.    SEC Use Only

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        4.    Source of Funds (See Instructions):          WC

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        5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)
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        6.    Citizenship or Place of Organization: Delaware

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Number of       7.    Sole Voting Power                                        0
Shares
Beneficially    8.    Shared Voting Power                             692,732(1)
Owned by Each
Reporting       9.    Sole Dispositive Power                                   0
Person With:
                10.   Shared Dispositive Power                        692,732(1)


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        11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      692,732(1)
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        12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)                                             [ ]
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        13.   Percent of Class Represented by Amount in Row (11)         5.5%(2)

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        14.   Type of Reporting Person (See Instructions)                     CO

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(1)   John Joseph Gorman owns 58% of the common stock of Westech Capital Corp.
      and, as a result, may be deemed to beneficially own the shares of common stock that are beneficially owned by Westech Capital Corp. Westech Capital Corp. and Mr. Gorman share voting and dispositive power with respect to 151,400 shares of common stock, which are held by Westech Capital Corp. Westech Capital Corp., Mr. Gorman and Tejas Securities Group, Inc., a wholly-owned subsidiary of Westech Capital Corp., share voting and dispositive power with respect to 541,332 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.
(2) Assumes a total of 12,571,962 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

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CUSIP No. 846243103                    13D

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        1.    Name of Reporting Persons
              I. R. S. Identification Nos. of Above Persons (entities only)

              Tejas Securities Group, Inc.
              74-2696352

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        2.    Check the Appropriate Box if a Member of a Group (See
              Instructions)                                               (a)[ ]
                                                                          (b)[ ]
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        3.    SEC Use Only

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        4.    Source of Funds (See Instructions): WC

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        5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)                                             [ ]

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        6.    Citizenship or Place of Organization: Texas

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Number of       7.    Sole Voting Power                                        0
Shares
Beneficially    8.    Shared Voting Power                             541,332(1)
Owned by Each
Reporting       9.    Sole Dispositive Power                                   0
Person With:
                10.   Shared Dispositive Power                        541,332(1)


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        11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                      541,332(1)
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        12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)                                             [ ]
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        13.   Percent of Class Represented by Amount in Row (11)         4.3%(2)

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        14.   Type of Reporting Person (See Instructions)                     CO

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(1)   Tejas Securities Group, Inc., a wholly-owned subsidiary of Westech Capital
      Corp., Westech Capital Corp., and Mr. Gorman share voting and dispositive power with respect to 541,332 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.
(2) Assumes a total of 12,571,962 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Annual Report on Form
      10-K for the fiscal year ended June 30, 2004.

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CUSIP No. 846243103                    13D

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        1.    Name of Reporting Persons
              I. R. S. Identification Nos. of Above Persons (entities only)

              John Joseph Gorman and Tamra I. Gorman
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        2.    Check the Appropriate Box if a Member of a Group (See
              Instructions)                                               (a)[ ]
                                                                          (b)[ ]
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        3.    SEC Use Only

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        4.    Source of Funds (See Instructions):
                                       John Joseph Gorman-PF; Tamra I. Gorman-OO
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        5.    Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)                                             [ ]
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        6.    Citizenship or Place of Organization: United States

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Number of       7.    Sole Voting Power                              431,225 (1)
Shares
Beneficially    8.    Shared Voting Power                            797,419 (2)
Owned by Each
Reporting       9.    Sole Dispositive Power                         431,225 (1)
Person With:
                10.   Shared Dispositive Power                       797,419 (2)

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        11.   Aggregate Amount Beneficially Owned by Each Reporting Person
                                                                    1,228,644(3)
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        12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
              (See Instructions)                                             [ ]
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        13.   Percent of Class Represented by Amount in Row (11)         9.8%(4)

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        14.   Type of Reporting Person (See Instructions)                     IN

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(1)   Mr. Gorman has sole voting and dispositive power with respect to 431,225 shares of common stock, which are held in his 401(k) account.

(2) Mr. Gorman and his spouse, Tamra I. Gorman, share voting and dispositive power with respect to (i) 52,344 shares of common stock, which are held by the Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee, and (ii) 52,343 shares of common stock, which are held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mrs. Gorman is the sole trustee (the Ryleigh Gorman Trust and the John Joseph Gorman V Trust, collectively, the "Trusts"). Mr. Gorman owns 58% of the common stock of Westech Capital Corp and, as a result, may be deemed to beneficially own the shares of common stock that are beneficially owned by Westech Capital Corp. Mr. Gorman and Westech Capital Corp. share voting and dispositive power with respect to 151,400 shares of common stock, which are held by Westech Capital Corp. Mr. Gorman, Westech Capital Corp., and Tejas Securities Group, Inc., a wholly-owned subsidiary of Westech Capital Corp., share voting and dispositive power with respect to 541,332 shares of common stock, which are held in a proprietary trading account of Tejas Securities Group, Inc.

(3) Mrs. Gorman may be deemed to beneficially own the shares of common stock which Mr. Gorman is deemed to beneficially own.

(4) Assumes a total of 12,571,962 shares outstanding, based on the amount reported in SPACEHAB, Incorporated's most recent Annual Report on Form 10-K for the fiscal year ended June 30, 2004.

                                 SCHEDULE 13D

      This Amendment No. 2 (this "Amendment") relates to the Schedule 13D filed on behalf of (i) Westech Capital Corp., a Delaware corporation, (ii) Tejas Securities Group, Inc., a Texas corporation, (iii) John Joseph Gorman and (iv) Tamra I. Gorman (collectively, the "Reporting Persons"), with the Securities and Exchange Commission on September 14, 2004, as amended by Amendment No. 1 filed on October 18, 2004 (the "Schedule 13D"), relating to the shares of common stock (the "Common Stock") of SPACEHAB, Incorporated (the "Issuer"). Information with respect to each person filing this statement is given solely by such person and no person has responsibility for the accuracy or completeness of the information supplied by another person.

      Item 4 of the Schedule 13D is amended and supplemented as follows:

Item 4. Purpose of Transaction.

            The Reporting Persons filed a Schedule 13D on September 14, 2004 disclosing that they had delivered a letter to the Secretary of the Issuer providing notice of their intent to nominate Roscoe Michael Moore, III, Thomas Boone Pickens, III and Barry A. Williamson to the Issuer's board of directors at the Issuer's 2004 Annual Meeting of Stockholders (the "Annual Meeting").

            On September 30, 2004, representatives of the Reporting Persons met with the Issuer's Non-Executive Chairman, the Issuer's President and Chief Executive Officer and the Issuer's counsel to discuss the wealth of experience and knowledge that each of the Reporting Persons' nominees would contribute as a member of the Board of Directors of the Issuer. On October 19, 2004, the Board of Directors of the Issuer interviewed Messrs. Moore, Pickens, and Williamson. On October 28, 2004, the Issuer issued a press release announcing that the Board of Directors of the Issuer had expanded the size of the board from seven members to ten members and that Messrs. Moore, Pickens and Williamson will be included in the in the slate of nominees that the board recommends for election at the Annual Meeting.

            In light of the foregoing, the Reporting Persons have withdrawn their nomination of Roscoe Michael Moore, III, Thomas Boone Pickens, III and Barry A. Williamson for election to the Issuer's Board of Directors at the Annual Meeting. The Reporting Persons will not undertake to file a proxy statement or solicit proxies in connection with the Annual Meeting.

            The Reporting Persons intend to evaluate, on an ongoing basis, the Issuer's financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets and general economic conditions. The Reporting Persons reserve the right to communicate with, and make proposals to, the Issuer's board of directors and management regarding their investment in the Issuer and strategies to maximize stockholder value, contact and consult with other stockholders of the Issuer concerning the Issuer and its prospects, formulate other plans and/or make proposals, and take such actions with respect to their investment in the Issuer as the Reporting Persons may determine to be appropriate. The Reporting Persons also reserve the right to nominate candidates for election to the Issuer's board of directors in the future.

            The Reporting Persons reserve the right to change their plans or intentions and to take any and all actions that they may deem appropriate to maximize the value of their investment in the Issuer in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Such actions could include, without limitation, (i) the purchase of additional Common Stock in the open market, in privately negotiated transactions or otherwise, and (ii) the sale of all or a portion of the Common Stock now owned or hereafter acquired by them. The Reporting Persons may also transfer shares to or from a Reporting Person to another Reporting Person.

            Except as set forth above, the Reporting Persons do not have any current intention, plan or proposal with respect to: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange, if any, or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of a registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those numerated above.

                                  SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  October 28, 2004             Westech Capital Corp.


                                    By:  /s/  Kurt J. Rechner
                                       ---------------------------------
                                       Kurt J. Rechner, President
                                       and Chief Operating Officer


                                    Tejas Securities Group, Inc.


                                    By: /s/  Kurt J. Rechner
                                       ---------------------------------
                                       Kurt J. Rechner, President
                                       and Chief Operating Officer


                                    /s/  John Joseph Gorman
                                    ---------------------------------
                                    John Joseph Gorman


                                    /s/  Tamra I. Gorman
                                    ------------------------------------
                                    Tamra I. Gorman